CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ero Copper Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Ero Copper Corp.

Realization of recoverable taxes

As discussed in note 9 to the consolidated financial statements, the Company has long-term value added taxes (“VAT”) recoverable in Brazil of $21,015 thousand. As discussed in Note 2(d) to the consolidated financial statements, tax law in Brazil is complex and often subject to changes and to varied interpretations. The realization of the VAT depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations.

We identified the evaluation of the realization of recoverable taxes as a critical audit matter. A high degree of auditor judgment was required to evaluate the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT that is expected to be realized. Specialized skills and knowledge was required in evaluating the Company’s assessment of the interpretation and application of tax laws.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate the amount of VAT that will be realized. This included controls over the Company’s development of the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT expected to be realized. We evaluated the assumptions used in the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable by comparing the projections to the budget approved by the board of directors and assessing the tax regulations in effect in the period in which the Company has projected to use the VAT. We compared projected future operating costs and capital expenditures to historical actual costs and expenditures or third-party sources. We involved tax professionals with specialized skills and knowledge, who assisted with the evaluation of the application of tax laws and special tax regimes used in the realization assessment.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017

Vancouver, Canada
March 5, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ero Copper Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Ero Copper Corp’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Discussion and Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Ero Copper Corp.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 5, 2026

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Consolidated Statements of Financial Position
(Amounts in thousands of US Dollars)

	Notes	December 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$105,442	$50,402
Trade receivables		41,061	18,399
Inventories	5	107,111	42,094
Income tax receivable		—	2,284
Other current assets	6	22,598	28,611
		276,212	141,790
Non-Current
Mineral properties, plant and equipment	7	1,574,054	1,258,494
Exploration and evaluation assets	8	33,869	11,352
Deferred income tax assets	21	3,047	16,659
Deposits and other non-current assets	9	36,696	29,733
		1,647,666	1,316,238
Total Assets		$1,923,878	$1,458,028

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$154,124	$101,886
Current portion of loans and borrowings	11	55,711	45,893
Current portion of deferred revenue	12	12,800	31,712
Income taxes payable		14,675	3,330
Current portion of derivatives	23	7,125	17,980
Current portion of lease liabilities		16,283	10,905
		260,718	211,706
Non-Current
Loans and borrowings	11	551,403	556,296
Deferred revenue	12	92,950	48,231
Provision for rehabilitation and closure costs	13	21,978	21,891
Deferred income tax liabilities	21	10,729	—
Lease liabilities		8,950	6,980
Other non-current liabilities	14	39,288	21,850
		725,298	655,248
Total Liabilities		986,016	866,954

SHAREHOLDERS’ EQUITY
Share capital	15	298,490	286,548
Equity reserves		(107,735)	(180,472)
Retained earnings		744,778	481,055
Equity attributable to owners of the Company		935,533	587,131
Non-controlling interests		2,329	3,943
		937,862	591,074
Total Liabilities and Equity		$1,923,878	$1,458,028

Commitments (Notes 8, 12 and 26(a)); Contingencies (Note 26(b))

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these consolidated financial statements               Page 1

Ero Copper Corp.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands of US Dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2025	2024

Revenue	16	$785,844	$470,259
Cost of sales	17	(441,215)	(289,706)
Gross profit		344,629	180,553

Expenses
General and administrative	18	(49,451)	(49,598)
Share-based compensation	15 (e)	(24,580)	(9,983)
Write-down of mineral properties and exploration and evaluation asset	8	—	(12,051)
Operating Income		270,598	108,921
Finance income		5,377	4,300
Finance expense	19	(33,360)	(17,089)
Foreign exchange gain (loss)	20	95,743	(165,008)
Other expenses		(7,402)	(6,565)
Income (loss) before income taxes		330,956	(75,441)

Current income tax expense		(39,700)	(17,662)
Deferred income tax (expense) recovery		(24,350)	25,313
Income tax (expense) recovery	21	(64,050)	7,651
Net income (loss) for the year		$266,906	$(67,790)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		74,289	(165,027)
Comprehensive income (loss)		$341,195	$(232,817)

Net income (loss) attributable to:
Owners of the Company		263,723	(68,475)
Non-controlling interests		3,183	685
		$266,906	$(67,790)

Comprehensive income (loss) attributable to:
Owners of the Company		337,306	(232,015)
Non-controlling interests		3,889	(802)
		$341,195	$(232,817)

Net income (loss) per share attributable to owners of the Company
Basic	15 (f)	$2.54	$(0.66)
Diluted	15 (f)	$2.53	$(0.66)

Weighted average number of common shares outstanding
Basic	15 (f)	103,683,274	103,106,305
Diluted	15 (f)	104,132,269	103,106,305

The accompanying notes are an integral part of these consolidated financial statements               Page 2

Ero Copper Corp.
Consolidated Statements of Cash Flow
(Amounts in thousands of US Dollars)

		Year ended December 31,
	Notes	2025	2024
Cash Flows from Operating Activities
Net income (loss) for the year		$266,906	$(67,790)
Adjustments for:
Amortization and depreciation		115,707	87,410
Income tax expense (recovery)		64,050	(7,651)
Amortization of deferred revenue	12	(14,003)	(18,310)
Share-based compensation	15 (e)	24,580	9,983
Finance income		(5,377)	(4,300)
Finance expenses	19	33,360	17,089
Foreign exchange (gain) loss		(90,136)	159,210
Write-down of mineral properties and exploration and evaluation asset		—	12,051
Other		12,224	8,318
Changes in non-cash working capital items	25	(51,735)	(48,344)
		355,576	147,666
Advances from customers	12	50,000	22,654
Derivative contract settlements		(2,972)	(10,833)
Provision settlements	13	(5,608)	(5,870)
Income taxes paid	25	(1,860)	(8,198)
		395,136	145,419

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(262,753)	(328,957)
Additions to exploration and evaluation assets		(19,686)	(8,629)
Proceeds from interest received		3,850	2,202
		(278,589)	(335,384)

Cash Flows used in Financing Activities
Lease liability payments		(17,973)	(14,216)
New loans and borrowings, net of transaction costs	11	57,404	213,268
Loans and borrowings repaid	11	(54,740)	(39,950)
Interest paid on loans and borrowings	11	(42,736)	(32,166)
Other finance expenses paid		(8,933)	(4,135)
Proceeds from exercise of stock options		7,249	8,358
		(59,729)	131,159

Effect of exchange rate changes on cash and cash equivalents		(1,778)	(2,530)
Net increase (decrease) in cash and cash equivalents		55,040	(61,336)
Cash and cash equivalents - beginning of year		50,402	111,738
Cash and cash equivalents - end of year		$105,442	$50,402
Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these consolidated financial statements              Page 3

Ero Copper Corp.
Consolidated Statements of Changes in Shareholders' Equity
(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the year		—	—	—	—	(68,475)	(68,475)	685	(67,790)
Other comprehensive loss for the year		—	—	—	(163,540)	—	(163,540)	(1,487)	(165,027)
Total comprehensive loss for the year		—	—	—	(163,540)	(68,475)	(232,015)	(802)	(232,817)
Shares issued for:
Exercise of options		551,818	11,606	(3,248)	—	—	8,358	—	8,358
Settlement of restricted share units		101,655	1,492	(2,398)	—	—	(906)	—	(906)
Settlement of performance share units		154,180	2,114	—	—	—	2,114	—	2,114
Share-based compensation	15 (e)	—	—	5,330	—	—	5,330	—	5,330
Dividends to non-controlling interest		—	—	—	—	—	—	(336)	(336)
Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074

Income for the year		—	—	—	—	263,723	263,723	3,183	266,906
Other comprehensive income for the year		—	—	—	73,583	—	73,583	706	74,289
Total comprehensive income for the year		—	—	—	73,583	263,723	337,306	3,889	341,195
Shares issued for:
Exercise of options		541,413	10,520	(3,271)	—	—	7,249	—	7,249
Settlement of restricted share units		89,852	1,344	(2,236)	—	—	(892)	—	(892)
Settlement of performance share units		5,812	78	—	—	—	78	—	78
Share-based compensation	15 (e)	—	—	4,661	—	—	4,661	—	4,661
Dividends to non-controlling interest		—	—	—	—	—	—	(5,503)	(5,503)
Balance, December 31, 2025		104,192,288	$298,490	$7,335	$(115,070)	$744,778	$935,533	$2,329	$937,862

The accompanying notes are an integral part of these consolidated financial statements                              Page 4

Ero Copper Corp.
Consolidated Statements of Changes in Shareholders' Equity
(Amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 5, 2026.

(b) Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of all of the Company's Brazilian subsidiaries is the Brazilian Real (“BRL”). The assets and liabilities of its Brazilian subsidiaries are translated into the US dollar presentation currency using the exchange rate at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

(d)     Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Commencement of Commercial Production

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgment. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

•the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications),
•throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period,
•processing plant recoveries reaching a pre-defined percentage of expected recoveries.

After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Key areas of uncertainty that have the most significant effect on on the consolidated financial statements are summarized below:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Carrying amounts of mineral properties and associated mine closure and reclamation costs

Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of cash generating unit, and for forecasting the timing of reclamation and closure cost expenditures.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Deferred Revenue

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgments.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices were used at inception of the contract and on the contract modification date to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the Xavantina Operations and estimated proven and probable reserves.

Expected credit loss provision

Significant estimates are made in determining the expected credit loss provision for notes receivables which are measured at amortized costs as there are numerous factors that will affect the ultimate amount to be received. These factors include exposure at default, the expected recovery, and the timing of expected cash flow.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Value-added taxes receivable

The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current.

(e)    Future Changes in Accounting Policies Not Yet Effective as of December 31, 2025

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements.

In May 2024, the IASB published amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instrument ("IFRS 9"). The amendments clarify that a financial assets is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The amendments apply for reporting periods beginning on or after January 1, 2026. Adoption of the amendments to IFRS 9 is not expected to have a material impact on the Company’s financial reporting

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

3.    Material Accounting Policies

(a)Revenue

Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper and gold concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to six months. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

Deferred revenue primarily consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is based on the rate implicit in the precious metal purchase agreement at the date of inception.

The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss.

(b)Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c)Taxation

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

(d)Tax Incentive

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

(e)Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories.

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment is measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

(i)Acquisition and disposal

The cost of mineral properties, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management including advances on long lead items, mine closure and rehabilitation costs, and borrowing costs on qualifying assets.

When parts of mineral properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral properties, plant and equipment.

Gains and losses on disposal of mineral properties, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

(ii)Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of plant and equipment are included in profit or loss.

(iii)Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated.

Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral properties, plant and equipment.

(iv)Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(v)Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity.

(vi)Depreciation

Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows:

Buildings	Lessor of life of mine or up to 25 years
Mining equipment	4 years / units of production
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production
Right of use assets	Shorter of the term of lease and life of asset

The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kilogram of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kilogram of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit outside of existing mine operations, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

When the exploration and evaluation of a mineral properties indicates that development of the mineral properties is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral properties, plant and equipment.
Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

(h)Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Classification and measurement
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets
Cash and cash equivalents	Amortized Cost
Trade receivables related to provisional priced sales	Fair value through profit or loss
Derivatives	Fair value through profit or loss
Notes and other receivables	Amortized Cost
Deposits	Amortized Cost
Financial Liabilities
Trade payables	Amortized Cost
Loans and borrowings	Amortized Cost
Derivatives	Fair value through profit or loss

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(i)Impairment

i)Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for notes receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

ii)Non-Financial assets

At each reporting date, the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

(j)Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

(k)Share-Based Compensation

The Company issues share based payment awards to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards, which include stock options and restricted share units is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest.

Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied.

(l)Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(m)Income or Loss per Share

Basic income or loss per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and share units. The dilutive effect of share options assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For equity-settled restricted share units (as defined herein, see note 15), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period.

4.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

The Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$358,289	$261,447	$166,108	$—	$785,844

Cost of production	(188,765)	(65,193)	(37,900)	—	(291,858)
Depreciation and depletion	(76,478)	(17,360)	(20,325)	—	(114,163)
Sales expense	(8,139)	(20,143)	(5,842)	—	(34,124)
Other expense	(1,070)	—	—	—	(1,070)
Cost of sales	(274,452)	(102,696)	(64,067)	—	(441,215)

Gross profit	83,837	158,751	102,041	—	344,629

Expenses
General and administrative	(20,198)	(10,202)	(6,736)	(12,315)	(49,451)
Share-based compensation	—	—	—	(24,580)	(24,580)
Operating income (loss)	$63,639	$148,549	$95,305	$(36,895)	$270,598

Capital expenditures(1)	176,577	47,119	28,038	21,308	273,042

Assets
Current	$82,230	$91,466	$90,087	$12,429	276,212
Non-current	1,015,424	476,957	119,617	35,668	1,647,666
Total Assets	$1,097,654	$568,423	$209,704	$48,097	$1,923,878
Total Liabilities	$152,880	$37,099	$176,287	$619,750	$986,016

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the year ended December 31, 2025, the Company had seven significant customers (December 31, 2024 - six), including four copper customers (December 31, 2024 - four) and three gold customers (December 31, 2024 - two).

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2024	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$311,777	$31,179	$127,303	$—	$470,259

Cost of production	(158,006)	(4,805)	(30,055)	—	(192,866)
Depreciation and depletion	(65,194)	(149)	(20,390)	—	(85,733)
Sales expense	(7,443)	(1,695)	(1,969)	—	(11,107)
Cost of sales	(230,643)	(6,649)	(52,414)	—	(289,706)

Gross profit	81,134	24,530	74,889	—	180,553

Expenses
General and administrative	(26,044)	(2,172)	(6,545)	(14,837)	(49,598)
Share-based compensation	—	—	—	(9,983)	(9,983)
Write-down of exploration and evaluation asset	(1,299)	—	—	(10,752)	(12,051)
Operating income (loss)	$53,791	$22,358	$68,344	$(35,572)	$108,921

Capital expenditures(1)	165,681	126,782	24,625	7,847	324,935

Assets
Current	$65,116	$16,600	$12,691	$47,383	141,790
Non-current	818,324	400,889	85,013	12,012	1,316,238
Total Assets	$883,440	$417,489	$97,704	$59,395	$1,458,028
Total Liabilities	$166,730	$40,174	$85,448	$574,602	866,954

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

5.    Inventories

	December 31, 2025	December 31, 2024
Supplies and consumables	$54,504	$28,980
Stockpiles	33,925	5,024
Work in progress	5,197	3,049
Finished goods	13,485	5,041
	$107,111	$42,094

6.    Other Current Assets

	December 31, 2025	December 31, 2024
Advances to suppliers	$3,643	$3,157
Prepaid expenses and other	5,845	5,879
Derivatives (Note 23)	4,701	—
Note receivable (Note 23)	405	4,678
Value added taxes recoverable	8,004	14,897
	$22,598	$28,611

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2023	$37,246	$285,489	$697,808	$419,657	$26,613	$49,542	$18,509	$49,329	$1,584,193
Additions(2)	3,888	53,331	82,063	145,333	3,986	25,991	—	18,012	332,604
Capitalized borrowing costs	—	—	—	36,467	—	—	—	—	36,467
Change in estimates	—	—	—	—	—	—	7,890	—	7,890
Disposals	—	(3,160)	(940)	(5)	(253)	—	—	(4,450)	(8,808)
Transfers (Note 8)	4,705	32,316	30,585	(2,158)	2,929	(55,906)	—	(789)	11,682
Foreign exchange	(9,246)	(73,032)	(165,758)	(98,237)	(6,303)	(6,927)	(5,063)	(12,107)	(376,673)
Balance, December 31, 2024	36,593	294,944	643,758	501,057	26,972	12,700	21,336	49,995	1,587,355
Additions	1,794	27,939	101,503	104,520	4,513	12,318	—	25,007	277,594
Capitalized borrowing costs	—	—	—	31,773	—	—	—	—	31,773
Change in estimates	—	—	—	—	—	—	(4,859)	—	(4,859)
Disposals	—	(401)	—	—	(16)	—	—	(4,871)	(5,288)
Transfers	50,050	133,601	182,516	(343,387)	254	(23,034)	—	—	—
Foreign exchange	5,945	40,893	84,505	44,742	3,233	789	2,594	6,374	189,075
Balance, December 31, 2025	$94,382	$496,976	$1,012,282	$338,705	$34,956	$2,773	$19,071	$76,505	$2,075,650

     Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Accumulated depreciation:
Balance, December 31, 2023	$(6,984)	$(68,917)	$(209,939)	$—	$(9,368)	$—	$(6,316)	$(30,671)	$(332,195)
Depreciation expense	(2,022)	(25,707)	(41,025)	—	(2,001)	—	(732)	(14,069)	$(85,556)
Disposals	—	2,950	—	—	62	—	—	3,537	$6,549
Foreign exchange	1,787	17,999	51,053	—	2,097	—	1,474	7,931	$82,341
Balance, December 31, 2024	(7,219)	(73,675)	(199,911)	—	(9,210)	—	(5,574)	(33,272)	(328,861)
Depreciation expense	(4,985)	(39,057)	(68,891)	—	(2,317)	—	(1,180)	(18,167)	(134,597)
Disposals	—	325	—	—	—	—	—	3,057	3,382
Foreign exchange	(908)	(9,503)	(25,062)	—	(1,052)	—	(707)	(4,288)	(41,520)
Balance, December 31, 2025	$(13,112)	$(121,910)	$(293,864)	$—	$(12,579)	$—	$(7,461)	$(52,670)	$(501,596)

Net book value, December 31, 2024	$29,374	$221,269	$443,847	$501,057	$17,762	$12,700	$15,762	$16,723	$1,258,494
Net book value, December 31, 2025	$81,270	$375,066	$718,418	$338,705	$22,377	$2,773	$11,610	$23,835	$1,574,054

(1) Mineral properties include $64.7 million (2024 - $57.9 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.
(2)    Additions to projects in progress was net of $10.1 million in value added taxes that were transferred to other receivables during the year ended December 31, 2024 as a result of the completion of a recoverability assessment.

On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management. Upon commercial production, $388.1 million of Projects in Progress was allocated to specific mineral properties, plant and equipment categories.

     Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8.    Exploration and Evaluation Assets

As at December 31, 2025, the Company had $33.9 million (2024 - $11.4 million) in exploration and evaluation assets, which include several property option agreements.

In 2024, the Company completed the exercise of various option agreements to expand near-mine resource potential at the Caraiba Operations. Consequently, $11.7 million was reclassified from exploration and evaluation assets to mineral properties during the period.

For the year ended December 31, 2024, the Company recognized a write-down of certain exploration and evaluation assets, including $10.7 million related to termination of the Fides option agreement in June 2024.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas Copper-Gold Project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling (completed) and produce a scoping study within 18 months of signing the Agreement
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling (completed) and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at December 31, 2025, exploration and evaluation assets include $24.1 million (2024 - $4.9 million) in expenditures associated with the Furnas Project.

9.     Deposits and Other Non-current Assets

	December 31, 2025	December 31, 2024
Value added taxes recoverable	$21,015	$18,336
Note receivable (Note 23)	12,998	7,331
Deposits and others	2,683	4,066
	$36,696	$29,733

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

10.    Accounts Payable and Accrued Liabilities

	December 31, 2025	December 31, 2024
Trade suppliers	$92,283	$58,067
Payroll and labour related liabilities	25,688	19,086
Value added tax, royalty and other tax payable	10,692	8,505
Cash-settled equity awards (Note 15(b) and (c))	20,615	8,460
Provision for rehabilitation and closure costs (Note 13)	3,768	6,766
Other accrued liabilities	1,078	1,002
	$154,124	$101,886
.

11.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	December 31, 2025	December 31, 2024
Senior Notes	USD	Unsecured	49	6.50%	$400,000	$405,092	$404,152
Senior credit facility	USD	Secured	36	SOFR + 2.00% to 4.25%	155,000	154,706	134,212
Copper Prepayment Facility	USD	Secured	12	8.66%	36,508	39,087	46,530
Equipment finance loans	USD	Secured	3 - 42	6.16% - 8.35%	7,245	7,319	12,933
Equipment finance loans	EUR	Secured	2 - 6	5.25%	167	168	544
Equipment finance loans	BRL	Unsecured	5	16.63%	68	84	2,597
Bank loan	BRL	Unsecured	11	CDI + 0.50%	654	658	1,221
Total					$599,642	$607,114	$602,189

Current portion						$55,711	$45,893
Non-current portion						$551,403	$556,296

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Year ended December 31, 2025					Year ended December 31, 2024
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of year	$404,152	$134,212	$46,530	$17,295	$602,189	$426,233
Proceeds from loans and borrowings		30,000	25,000	2,404	57,404	214,565
Principal payments	—	(10,000)	(32,937)	(11,803)	(54,740)	(39,950)
Interest payments	(26,000)	(11,596)	(4,128)	(1,012)	(42,736)	(32,166)
Interest costs, including interest capitalized	26,940	12,090	4,622	835	44,487	36,467
Deferred transaction costs	—	—	—	—	—	(2,143)
Foreign exchange	—	—	—	510	510	(817)
Balance, end of year	$405,092	$154,706	$39,087	$8,229	$607,114	$602,189

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA and Ero Brasil Participacoas have provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

The Company has a senior credit facility which was originally due to mature in December 2026 and bore interest at SOFR plus an applicable margin ranging from 2.00% to 4.50%, determined based on the Company’s consolidated total leverage ratio.

In January 2025, the Company amended its Senior Revolving Credit Facility ("Amended Senior Credit Facility") to increase its borrowing limit from $150.0 million to $200.0 million and extend the maturity from December 2026

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing.

The Company determined that the amendments were a non-substantial modification. As at December 31, 2025, the Amended Senior Credit Facility bears a weighted average interest rate of 6.93% on its drawn balance and a commitment fee of 0.68% on its undrawn balance.

The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Amended Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at December 31, 2025, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

12. Deferred Revenue

In 2021, the Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the

    Notes to Financial Statements | Page 27

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the Original Xavantina Stream.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestones from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The contract modification was accounted for as if the original contract was terminated and a new contract created. The remaining consideration received under the Original Xavantina Stream and the additional consideration received as a result of the modification will be allocated to future remaining gold deliveries based on stand alone selling prices on the contract modification date.

The movements in Xavantina Gold Stream deferred revenue during the years ended December 31, 2025 and 2024 are comprised of the following:

	December 31, 2025	December 31, 2024
Gold ounces delivered in the period(1)	9,692	15,917

Balance, beginning of year	$62,989	$75,549
Advances	50,000	3,249
Accretion expense	6,764	2,501
Amortization of deferred revenue(2)	(14,003)	(18,310)
Balance, end of year	$105,750	$62,989

Current portion	$12,800	$14,758
Non-current portion	92,950	48,231

(1)        During the year ended December 31, 2025, the Company delivered 9,692 ounces of gold (December 31, 2024 - 15,917 ounces) to Royal Gold for average consideration of $1,213 per ounce (December 31, 2024 - $473 per ounce). At December 31, 2025, a cumulative 54,869 ounces (December 31, 2024 - 45,177 ounces) of gold have been delivered under the Xavantina Gold Stream.
(2)    Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.2 million (December 31, 2024 - $3.0 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

As of December 31, 2024, the current portion of deferred revenue included $17.0 million in customer advances related to copper concentrate sales.

    Notes to Financial Statements | Page 28

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

13.    Provision for rehabilitation and closure costs

	December 31, 2025	December 31, 2024
Balance, beginning of year	28,657	$26,687
Change in estimates(2)	(4,303)	12,499
Accretion expense	3,517	2,339
Settled	(5,608)	(5,870)
Foreign exchange	3,483	(6,998)
Balance, end of year	$25,746	$28,657

Caraíba Operations	$15,743	$20,689
Tucumã Operation	5,183	3,868
Xavantina Operations	4,820	4,100
Total	$25,746	$28,657

Current portion(1)	$3,768	$6,766
Non-current portion	21,978	21,891

(1)        Included in accounts payable and accrued liabilities.
(2)        Included $0.6 million recognized in other expenses related to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value.

Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 10.81% – 11.66% (2024 – 11.17% - 12.92%) and an inflation factor in the range of 3.50% - 4.06% (2024 – 3.50% - 4.96%) in preparing the Company’s provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2026 to 2054, for the Xavantina Operations is 2031 to 2039, and for the Tucumã Project is from 2036 to 2041.

    Notes to Financial Statements | Page 29

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

14. Other Non-current Liabilities

	December 31, 2025	December 31, 2024
Cash-settled equity awards (Note 15(b))	$5,470	$2,536
Withholding, value added tax, and other taxes payable	22,286	14,437
Provision	1,856	1,588
Dividends payable to non-controlling interest	5,503	—
Other liabilities	4,173	3,289
	$39,288	$21,850

15.     Share Capital

As at December 31, 2025, the Company’s authorized share capital consists of an unlimited number of common shares without par value.

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Year Ended December 31,
	2025		2024
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of year	1,734,607	$19.07	1,886,325	$19.03
Issued	290,782	33.84	473,365	21.00
Exercised	(541,413)	18.60	(551,818)	20.57
Forfeited	(143,413)	19.53	(73,265)	19.13
Outstanding stock options, end of year	1,340,563	$22.41	1,734,607	$19.07

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2025 was CAD$29.49 (year ended December 31, 2024 - CAD$29.45).

    Notes to Financial Statements | Page 30

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at December 31, 2025, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	650,755	503,992	2.43
$20.01 to $30.00 CAD	412,064	134,097	3.92
30.01 to 34.58 CAD	277,744	19,464	4.94
$22.41 CAD ($16.35 USD)	1,340,563	657,553	3.41

The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Year Ended December 31,
	2025	2024
Expected term (years)	3.4	3.4
Forfeiture rate	2%	—%
Volatility	50%	51%
Dividend yield	—%	—%
Risk-free interest rate	2.69%	2.90%
Weighted-average fair value per option	$9.48	$5.90

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year Ended December 31,
	2025	2024
Outstanding balance, beginning of year	1,014,505	967,921
Issued	197,786	357,792
Settled	(201,640)	(249,694)
Forfeited	(130,948)	(61,514)
Outstanding balance, end of year	879,703	1,014,505

    Notes to Financial Statements | Page 31

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

These PSUs will vest three years from the date of grant and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2025, the fair value of the PSU liability was $16.0 million (December 31, 2024 - $6.6 million) of which $10.5 million (December 31, 2024 - $4.1 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Year ended December 31,
	2025	2024
Outstanding balance, beginning of year	325,111	307,312
Issued	44,570	67,006
Settled	(12,882)	(49,207)
Outstanding balance, end of year	356,799	325,111

At December 31, 2025, DSU liabilities had a fair value of $10.1 million (December 31, 2024 - $4.4 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

    Notes to Financial Statements | Page 32

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of RSUs issued and outstanding is as follows:

	Year ended December 31,
	2025	2024
Outstanding balance, beginning of year	328,180	340,570
Issued	108,500	163,904
Settled	(149,029)	(162,996)
Forfeited	(16,765)	(13,298)
Outstanding balance, end of year	270,886	328,180

(e)     Share-based compensation

	Year ended December 31,
	2025	2024
Stock options	$2,405	$2,739
Performance share unit plan	13,690	3,605
Deferred share unit plan	5,698	1,086
Restricted share unit plan	2,787	2,553
Share-based compensation(1)	$24,580	$9,983

(1)    For the year ended December 31, 2025, the Company recorded $4.7 million (year ended December 31, 2024 - $5.3 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net Income (Loss) per Share

	Year ended December 31,
	2025	2024
Weighted average number of common shares outstanding	103,683,274	103,106,305
Dilutive effects of:
Stock options	178,109	—
Share units	270,886	—
Weighted average number of diluted common shares outstanding(1)	104,132,269	103,106,305

Net income (loss) attributable to owners of the Company	$263,723	$(68,475)
Basic net income (loss) per share	$2.54	$(0.66)
Diluted net income (loss) per share	$2.53	$(0.66)

(1)      Weighted average number of diluted common shares outstanding for the year ended December 31, 2025 excluded 669,855 (year ended December 31, 2024 - 1,734,607) stock options and nil share units (year ended December 31, 2024 - 328,180) that were anti-dilutive.

    Notes to Financial Statements | Page 33

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

16. Revenue

	Year ended December 31,
	2025	2024
Copper
Concentrate sales	$611,895	$342,774
Adjustments on provisional sales(1)	7,841	182
	619,736	342,956
Gold
Dore Sales	106,245	108,993
Concentrate sales	45,258	—
Adjustments on provisional sales(1)	602	—
Amortization of deferred revenue(2) - Dore	12,347	18,310
Amortization of deferred revenue(2) - Concentrate	1,656	—
	$166,108	$127,303
	$785,844	$470,259

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to six months (December 31, 2024 - zero to one month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the year ended December 31, 2025, the Company delivered 9,692 ounces of gold (year ended December 31, 2024 - 15,917 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $1,213 per ounce (year ended December 31, 2024 - $473 per ounces) and recognized $14.0 million in amortization of deferred revenue (year ended December 31, 2024 - $18.3 million). Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.2 million (year ended December 31, 2024 - $3.0 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

    Notes to Financial Statements | Page 34

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.     Cost of Sales

	Year ended December 31,
	2025	2024
Materials	$67,833	$44,212
Salaries and benefits	88,559	61,348
Contracted services	78,690	42,967
Maintenance costs	53,677	31,974
Utilities	19,027	12,484
Other costs	2,930	1,131
Change in inventory (excluding depreciation and depletion)	(18,858)	(1,250)
Cost of production	291,858	192,866
Sales expense	34,124	11,107
Other expense	1,070	—
Depreciation and depletion	132,599	83,287
Change in inventory (depreciation and depletion)	(18,436)	2,446
	$441,215	$289,706

18.     General and Administrative Expenses

	Year ended December 31,
	2025	2024
Accounting and legal	$1,852	$1,922
Amortization and depreciation	1,544	1,677
Office and administration	9,788	10,052
Salaries and consulting fees	28,270	28,683
Incentive payments	5,059	4,330
Other	2,938	2,934
	$49,451	$49,598

    Notes to Financial Statements | Page 35

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

19.    Finance Expense

	Year ended December 31,
	2025	2024
Interest on loans and borrowings(2)	$12,714	$—
Accretion of deferred revenue	$6,764	$2,501
Accretion of provision for rehabilitation and closure costs	3,517	2,339
Interest on lease liabilities	2,653	1,814
Other finance expenses(1)	7,712	10,435
	$33,360	$17,089

(1)    Other finance expenses during the year ended December 31, 2025 included $1.4 million (year ended 2024 - $8.0 million) credit loss on certain accounts receivable (see Note 23).
(2)    During the year ended December 31, 2025, the Company capitalized $31.8 million (year ended 2024 - $36.5 million) of borrowing costs to projects in progress.

20.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Year ended December 31,
	2025	2024
Foreign exchange gain (loss) on USD denominated debt in Brazil	$73,172	$(129,351)
Realized foreign exchange gain (loss) on derivative contracts (note 23)	2,967	(8,206)
Unrealized foreign exchange gain (loss) on derivative contracts (note 23)	22,677	(30,808)
Foreign exchange (loss) gain on other financial assets and liabilities	(3,073)	3,357
	$95,743	$(165,008)

    Notes to Financial Statements | Page 36

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

21.    Income Taxes

(a)Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2024 – 27%) is as follows:

	Year ended December 31,
	2025	2024
Net income (loss) in the year before tax	$330,956	$(75,441)
Tax rate	27%	27%
Income tax expense (recovery) at statutory rate	$89,358	$(20,369)
Tax effect of:
Difference in tax rate of foreign jurisdictions	(39,173)	6,964
Non deductible (taxable) items	2,143	(1,601)
Change in temporary differences not recognized	4,689	(4,667)
Change in tax law	—	2,999
Withholding taxes and other	7,033	9,023
Income tax expense (recovery)	$64,050	$(7,651)

	Year ended December 31,
	2025	2024
Current income tax:
Relating to current income tax charge	$39,700	$17,662
Deferred income tax:
Relating to origination and reversal of temporary differences	24,350	(25,313)
Income tax expense (recovery) recognized in net income	$64,050	$(7,651)
Income tax expense (recovery) recognized in other comprehensive income	1,095	(833)
Total income tax expense (recovery)	$65,145	$(8,484)

    Notes to Financial Statements | Page 37

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)Deferred income tax (liabilities) assets

The general movement in the deferred income tax (liabilities) assets is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	$16,659	$(9,548)
Deferred income tax (expense) recovery	(24,350)	25,313
Income tax expense (recovery) recognized in OCI	(1,095)	833
Foreign exchange	1,104	61
At the end of the year	$(7,682)	$16,659

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Non-capital losses	$23,823	$18,078
Foreign exchange	6,043	20,590
Financing fees and other	8,905	5,216
Mine closure and rehabilitation provision	3,926	3,338
Lease liabilities	3,691	2,528
	46,388	49,750
Deferred tax liabilities:
Mineral properties, plant and equipment	(43,600)	(22,735)
Loans and borrowings	(10,470)	(10,356)
	(54,070)	(33,091)

Net deferred income tax (liabilities) assets	$(7,682)	$16,659

Presentation on Consolidated Statements of Financial Position
Deferred tax assets	$3,047	$16,659
Deferred tax liabilities	(10,729)	—

    Notes to Financial Statements | Page 38

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $34.2 million (December 31, 2024 - $31.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2025		Year ended December 31, 2024
	Brazil	Canada	Brazil	Canada
Mineral properties, plant and equipment	$35,143	$—	$31,236	$873
Non-capital losses	—	13,528	—	40,831
Other(1)	—	99,524	—	67,770
	$35,143	$113,052	$31,236	$109,474
(1)    Other deferred tax assets not recognized Include temporary differences related to deferred revenue, inventories and cash-settled equity awards liabilities.

The Company has loss carry forwards in Canada totaling $101.7 million (December 31, 2024 - $103.4 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2044. Additionally, the Company has loss carry forwards in Brazil totaling $— million (December 31, 2024 - 6.8 million) which do not expire and can be offset against future taxable income subject to 30% limitation of the current period taxable income.

22.    Related Party Transactions

Key management personnel consist of the Company’s directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,
	2025	2024
Salaries and short-term benefits(1)	$9,062	$9,737
Share-based compensation(2)	18,293	8,280
	$27,355	$18,017
(1)    Includes annual salary and short-term incentives or bonuses earned in the year.
(2)    Includes PSUs, RSUs, DSUs and stock option grants.

23.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2025, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2025, the carrying value of loans and borrowings, including accrued interest, was $607.1 million while the fair value is approximately $601.1 million.

    Notes to Financial Statements | Page 39

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
At December 31, 2025, the carrying value of notes receivable, including accrued interest, was $13.4 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$105,442	$50,402
Trade receivables	41,061	18,399
Derivatives	4,701	—
Note receivables	13,403	12,009
Deposits and other assets	3,577	4,961
	$168,184	$85,771

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.4 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.9 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at December 31, 2025 was $9.5 million (December 31, 2024 - $7.6 million), entirely included in deposits and other non-current assets (December 31, 2024 - $3.7 million). $0.2 million provision was recorded on the credit loss provision in the year ended December 31, 2025 (provision of $8.0 million for the year ended December 31, 2024).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

    Notes to Financial Statements | Page 40

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$607,114	$754,667	$84,139	$231,225	$439,303	$—
Accounts payable and accrued liabilities	150,356	154,380	154,380	—	—	—
Other non-current liabilities	15,146	32,527	—	31,271	870	386
Leases	25,233	27,686	18,697	8,870	106	14
Total	$797,849	$969,260	$257,216	$271,366	$440,279	$400

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of December 31, 2025 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$537.0 million	USD/BRL	5.54	6.34	January 2026 - December 2026
Gold collar (iii)	30,000 ounces	$ / oz	3,800	4,350	January 2026 - June 2026

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2025 relates to $46.6 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2025 on $604.6 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2025 by 10% and

    Notes to Financial Statements | Page 41

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
20%, would have decreased (increased) pre-tax net loss by $65.1 million and $130.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At December 31, 2025, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.4 million (December 31, 2024 - liability of $17.9 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was an unrealized gain of $22.7 million for the year ended December 31, 2025 (a loss of $30.8 million for the year ended December 31, 2024) and has been recognized in foreign exchange (loss) gain. In addition, during the year ended December 31, 2025, the Company recognized a realized gain of $3.0 million (realized loss of $8.2 million for the year ended December 31, 2024) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At December 31, 2025, the Company had gold collar contracts on 5,000 ounces of gold per month from January 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of December 31, 2025, the fair value of these contracts was a net liability of $6.8 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the year ended December 31, 2025, the Company recognized an unrealized loss of $4.7 million (unrealized gain of $0.2 million for the year ended December 31, 2024) and $5.9 million realized impact (realized loss of $2.6 million for the year ended December 31, 2024) in relation to its commodity derivatives in other income or loss.

At December 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2025, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $5.9 million.

    Notes to Financial Statements | Page 42

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

24.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.
The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

25. Supplemental Cash Flow Information

	Year ended December 31,
Net change in non-cash working capital items:	2025	2024
Accounts receivable	$(22,377)	$(13,985)
Inventories	(41,641)	(12,586)
Other assets	(5,848)	(17,636)
Accounts payable and accrued liabilities	18,131	(4,137)
	$(51,735)	$(48,344)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$25,007	$18,012
Non-cash decrease in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets	(9,397)	(4,848)
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	(4,859)	7,890

Non-cash operating activities:
Settlement of income taxes payable via VAT recoverable	$(16,460)	$(4,928)

    Notes to Financial Statements | Page 43

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

26.    Commitment and Contingencies

(a) Capital commitments

As at December 31, 2025, the Company has capital commitments, which is net of advances to suppliers, of $51.4 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

(b) Contingencies

Due to the size, complexity and nature of the Company’s operations, it is subject to various investigations, claims, legal and tax proceedings covering matters that arise in the ordinary course of business. Based on the opinion of the Company's legal advisers, management considers provisions for its outstanding and pending legal claims to be adequate.

Each of these matters is subject to various uncertainties and it is possible that some of these matters may resolve unfavourably to the Company. In the opinion of management, based upon the information currently available, none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. As at December 31, 2025, the Company has recognized a provision related to certain matters of $1.9 million (December 31, 2024 - $1.6 million).

There are five administrative claims (2024 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. As at December 31, 2025, the estimated impact of the claims is $7.4 million (December 31, 2024 - $6.6 million). The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow and as such no provision is recognized.

    Notes to Financial Statements | Page 44